JC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06030858

April 3, 2006

Steven J. Gartner
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/3/2006

Re: The Topps Company, Inc.
Incoming Letter dated February 28, 2006

Dear Mr. Gartner:

This is in response to your letter dated February 28, 2006 concerning the shareholder proposal submitted to Topps by Pembridge Value Opportunity Fund LP, Pembridge Capital Management LLC and Timothy E. Brog. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric J. Finseth
Attorney-Adviser

Enclosures

cc: Timothy E. Brog
Manager
Pembridge Capital Management LLC
370 Lexington Avenue, 19th Floor
New York, NY 10017

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

February 28, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Topps Company, Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, The Topps Company, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the stockholder proposal and supporting statement (the "Proposal") submitted by Pembridge Value Opportunity Fund LP, Pembridge Capital Management LLC and Mr. Timothy E. Brog (collectively, the "Proponents"), may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "Proxy Materials"). The Proponents have requested that all correspondence concerning the Proposal be directed to Mr. Brog.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter, (ii) the Proposal and accompanying correspondence dated January 9, 2006 submitted by the Proponents, attached hereto as Exhibit A, (iii) a copy of a letter dated January 20, 2006, from the Company to the Proponents, notifying the Proponents of procedural and eligibility defects of the Proposal (the "Notification Letter"), attached hereto as Exhibit B, (iv) a legal opinion from Richards, Layton & Finger P.A. addressed to the Company in support of this letter (the "Delaware Law Opinion"), attached hereto as Exhibit C, (v) a copy of the Company's Restated Certificate of Incorporation (the "Restated Certificate"), attached hereto as Exhibit D and (vi) a copy of the Company's Restated By-Laws, (the "Restated By-Laws") attached hereto as Exhibit E. In accordance with Rule 14a-8(j)(1), a copy of this submission is simultaneously being sent to the Proponents.

I. Introduction

The Proposal contains a resolution seeking to amend the Restated By-Laws to allow stockholders holding an aggregate of at least 15% of the outstanding shares of the Company to call special meetings of stockholders. An introduction precedes the resolution. The text of the resolution, as set forth in the Proposal, reads as follows:

> RESOLVED, that [sic] first two sentences of Section 3 of the Company's Restated By-laws be further amended and restated to read in full as follows:

> "Section 3. Special Meetings. Special meetings of the stockholders, may be called at any time by (i) the President, (ii) the Chairman of the Board, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total numbers of directors that the Corporation would have if there were no vacancies, or (iv) Stockholders holding in the aggregate at least fifteen percent (15%) of all the votes entitled to be cast on any issue proposed to be considered at the special meeting."

This resolution is followed by a statement in support of the resolution by the Proponents. The full text of the Proposal is set forth in the letter attached as Exhibit A.

The Company respectfully requests confirmation that no enforcement action will be recommended if the Company properly omits the Proposal from its Proxy Materials on the following grounds:

1. The Proponents have failed to provide documentary support indicating that the Proponents satisfied the minimum ownership requirements of Rule 14a-8(b); and
2. The Proposal violates Rule 14a-8(i)(2) as the Proposal would, if implemented, cause the Company to violate Delaware law.

II. Bases for Excluding the Proposal

A. <u>The Proponents have not demonstrated eligibility under Rule 14a-8(b).</u>

Rule 14a-8(b)(1) requires that the Proponents must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the Proponents submit a proposal. According to the Company's records, the Proponents are not record holders of Company voting securities. Accordingly, pursuant to Rule 14a-8(b)(2), the Proponents must prove their eligibility to submit the Proposal by either: (i) submitting to the Company "a written statement" from the "record" holder of their securities verifying that, at the time of their submission of the Proposal, they continuously held the securities for at least one year; or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms which reflect the Proponents' ownership of the shares as of or before the date on which the one-year eligibility period began.

The Proponents have failed to satisfy the requirements of Rule 14a-8(b)(2) as no documentation verifying the eligibility of the Proponents was provided to the Company.

In accordance with Rule 14a-8(f), on January 20, 2006, eleven days after the Company's receipt of the Proposal, the undersigned, on behalf of the Company, sent the Notification Letter to the Proponents, by hand delivery, notifying the Proponents that the Proposal did not comply with the provisions of Rule 14a-8(b). Specifically, the Notification Letter requested that the Proponents provide the Company, within 14 calendar days of their receipt of the Notification Letter, a written statement from the record owner of the Proponents' shares verifying the Proponents' continuous ownership of at least $2,000 in market value, or 1%, of the Company's voting stock for at least one year prior to their submission of the Proposal. In accordance with Section C.2. of the Division of Corporation Finance Staff Bulletin No. 14B (September 15, 2004), the Notification Letter addressed the specific requirements of Rule 14a-8(b)(2)(i). The Company has obtained from Select Express & Logistics, Inc., the messenger service that delivered the letter, a signed confirmation that the Notification Letter was delivered to the Proponents on Friday, January 20, 2006, and a copy of such confirmation is included with the Notification Letter attached hereto as Exhibit B.

To the Company's knowledge, the Proponents did not furnish the written information requested in the Notification Letter within the required 14-day period (and have not furnished such information as of the date of this letter).

Based on the foregoing, the Company may properly omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(f). The Staff has previously concurred that stockholder proposals could properly be omitted under Rule 14a-8(f) when a stockholder has not responded to a company's proper request for documentary support evidencing that the minimum ownership requirements of Rule 14a-8(b) are satisfied. *See* McKesson Corporation, SEC No-Action Letter, 2005 LEXIS 434 (Mar. 19, 2005); CNF Inc., SEC No-Action Letter, 2004 LEXIS 26 (January 12, 2004); Halliburton Company, SEC No-Action Letter, 2003 LEXIS 431 (March 7, 2003); Nextel Partners, Inc., SEC No-Action Letter, 2003 LEXIS 305 (March 3, 2003).

B. <u>The Proposal would, if implemented, cause the Company to violate applicable Delaware state law.</u>

Rule 14a-8(i)(2) provides that a company may properly omit a stockholder proposal and any statement of support thereof from its proxy materials "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." For the reasons sets forth below and in the accompanying Delaware Law Opinion, the Company believes that the Proposal, if implemented, would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

The Proposal seeks amendment to the Restated By-Laws to permit stockholders and the President of the Company to call special meetings of the Company's stockholders. Pursuant to Section 109(b) of the DGCL, the by-laws of a company may not be "inconsistent with the certificate of incorporation." Article Eighth of the Restated Certificate states that "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors or the Chairman of the Board of Directors. Special meetings of the stockholders of the Corporation may not be called by any other person or persons." Given that the Restated Certificate does not allow stockholders or the President of the Company to call special meetings of stockholders, the proposed amendment to the Restated By-Laws would create an inconsistency between the Restated By-Laws and the Restated Certificate, causing the Company to violate Section 109(b) of the DGCL. *See, e.g.*, <u>Oberly v. Kirby</u>, 592 A.2d 445, 459 n.6 (Del. 1991); <u>Centaur Partners, IV v. Nat'l Intergroup, Inc.</u>, 582 A.2d 923, 929 (Del. 1990); <u>Burr v. Burr Corp.</u>, 291 A.2d 409, 410 (Del. Ch. 1972); <u>Prickett v. Am. Steel & Pump Corp.</u>, 253 A.2d 86, 88 (Del. Ch. 1969). This conclusion and the discussion of Delaware law are supported by the Delaware Law Opinion.

Based upon the foregoing, the Company may properly omit the Proposal from its Proxy Materials, pursuant to Rule 14a-8(i)(2). The Staff has concurred that similar proposals could properly be omitted under Rule 14a-8(i)(2). *See* Xerox Corporation, SEC No-Action Letter, 2004 LEXIS 356 (Feb. 23, 2004); Burlington Resources Inc., SEC No-Action Letter, 2003 LEXIS 180 (Feb. 7, 2003); *See also* Toys "R" Us, Inc., SEC No-Action Letter, 2002 LEXIS 571 (Apr. 9, 2002); Allied Signal, Inc., SEC No-Action Letter, 1999 LEXIS 104 (Jan. 29, 1999).

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would greatly appreciate the opportunity to confer with the Staff concerning these matters prior the issuance of a formal response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 728-8222.

Very truly yours,

Steven J. Gartner

Pembridge Value Opportunity Fund LP
370 Lexington Avenue, 19th Floor
New York, New York 10017
(212) 557-6150

January 9, 2006

BY HAND AND FACSIMILE
Mr. Warren Friss, Corporate Secretary
Mr. Leon J. Gutman, Assistant Secretary
✓ Mr. Arthur Shorin, Chairman and Chief Executive Officer
The Topps Company, Inc.
One Whitehall Street
New York, New York 10004

Dear Gentlemen:

This is a notice (the "Notice") of the decision of Pembridge Value Opportunity Fund LP ("PVOF"), which, with Pembridge Capital Management LLC ("PCM"), general partner of PVOF, and Timothy E. Brog, Manager of PCM, as of the date hereof, collectively are the beneficial owner and record owner of 223,390 and 100 shares (collectively, the "Shares") respectively, of The Topps Company, Inc.'s (the "Company" or "Topps"), common stock, par value $.01 per share (the "Common Stock"), to (i) request that its stockholder proposal be included in the Company's proxy statement for the 2006 Annual Meeting of Stockholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "Annual Meeting") and (ii) that PVOF will present such stockholder proposal at the 2006 Annual Meeting. This Notice is being delivered in accordance with the requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934 and Article II, Section 4 of the Restated Bylaws of the Company (the "Bylaws").

PVOF has continuously held at least $2,000 in market value of the Common Stock for at least one year. We also expect to continue to hold those securities through the date of the Annual Meeting.

NOTICE OF INTENTION TO PRESENT A STOCKHOLDER PROPOSAL

This Notice sets forth (i) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting; (ii) the name and record address of PVOF; (iii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by PVOF; (iv) a description of all arrangements or understandings between PVOF and any other person or persons in connection with the proposal of such business by PVOF and any material interest of PVOF in such business; and (v) a representation that PVOF intends to appear in person or by proxy at the Annual Meeting.

Proposal: PVOF hereby notifies the Company that it intends to bring the below described business before the Annual Meeting in the form of a proposal (the "Proposal") to the stockholders and PVOF requests that the following text and Proposal be included in the Company's Proxy Statement for the Annual Meeting.

INTRODUCTION

Under Delaware General Corporation Law, stockholders of a company incorporated in Delaware, such as Topps, may not call a special meeting of shareholders unless the company's by-laws or articles of incorporation provide this right. Neither the Company's by-laws nor its charter currently allow stockholders to call a special meeting. Pembridge Value Opportunity Fund is now proposing an amendment to the Company's by-laws that would allow shareholders holding an aggregate of at least 15% of the outstanding shares of the Company to call a special meeting of stockholders.

RESOLUTION

The resolution to be considered by the stockholders at the Annual Meeting reads as follows:

RESOLVED, that first two sentences of Section 3 of the Company's Restated By-laws be further amended and restated to read in full as follows:

"Section 3. Special Meetings. Special meetings of the stockholders, may be called at any time by (i) the President, (ii) the Chairman of the Board, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies, or (iv) Stockholders holding in the aggregate at least fifteen percent (15%) of all the votes entitled to be cast on any issue proposed to be considered at the special meeting."

SUPPORTING STATEMENT

Pembridge believes that permitting an appropriate number of stockholders to call a special meeting of stockholders promotes shareholder democracy. Pembridge also believes that a meaningful aggregate share ownership requirement properly balances the dual goals of shareholder democracy and efficient corporate governance.

The record address of PVOF, PCM and Mr. Brog is 370 Lexington Avenue, 19th Floor, New York, New York 10017.

PVOF is the beneficial owner and record owner of 203,349 and 100 shares of Common Stock, respectively. Mr. Brog owns 19,941 shares of Common Stock

There are no arrangements or understandings between PVOF and any other person or persons in connection with the proposal of such business by PVOF and any material interest of PVOF in such business.

PVOF represents that it intends to appear in person at the Annual Meeting.

****

The information included in this Notice represents our best knowledge as to the matters set forth herein as of the date hereof. We reserve the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although we do not commit to update any information which may change from and after the date hereof.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the Proposal, this Notice shall continue to be effective with respect to meeting the advance notice requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934.

We reserve the right to give further notice of business to be presented or conducted at the Annual Meeting (including, without limitation, the election of one or more directors to the Board of Directors of the Company) or any other meeting of the Company's stockholders.

Please direct any questions regarding the information contained in this Notice to Timothy Brog, Pembridge Value Opportunity Fund LP, 370 Lexington Avenue, 19th Floor, New York, New York 10017, (212) 557-6143 (Phone), (212) 557-6140 (Facsimile).

IN WITNESS WHEREOF, the undersigned have caused this Notice to be duly executed on the date first above written.

Very truly yours,

PEMBRIDGE VALUE OPPORTUNITY FUND LP

By: [signature]
Timothy E. Brog,
as Manager of Pembridge Capital Management LLC

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 20, 2006

VIA HAND DELIVERY

Pembridge Value Opportunity Fund LP
Pembridge Capital Management LLC
Mr. Timothy E. Brog
370 Lexington Avenue
19th Floor
New York, NY 10013

Dear Mr. Brog:

On behalf of The Topps Company, Inc. ("the Company"), I am writing this letter in response to your correspondence, dated January 9, 2006. We are in receipt of the notice, dated January 9, 2006 (the "Notice"), from Pembridge Value Opportunity Fund LP, who, along with Pembridge Capital Management LLC and yourself (collectively, the "Proponents"), requests that we include in the Company's proxy statement for its 2006 Annual Meeting your stockholder proposal, consisting of an introduction, a resolution and a supporting statement, pertaining to amending the by-laws of the Company to allow stockholders holding an aggregate of at least 15% of the outstanding shares of the Company to call a special meeting of stockholders. In accordance with Rule 14a-8(f) under the Securities Exchange Act of 1934, we would like to make you aware of certain procedural and eligibility deficiencies we identified, which are described below.

Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, the Proponents must have continuously held at least $2,000 in market value or 1% of the Company's stock, continuously for one year prior to the date of the proposal submission.

Rule 14a-8(b)(2) requires the Proponents prove their eligibility to submit a proposal. This can be done by submitting to the Company a written statement from the "record" holder of the Proponents' stock verifying that, at the time of submission, the Proponents continuously held an amount of the Company's stock satisfying the requirements Rule 14a-8(b)(1) for at least a year. No such statement was included with the Notice.

Furthermore, the Notice contains conflicting information about the amount of shares collectively owned by the Proponents. Please clarify this discrepancy.

Under Rule 14a-8(f), your response to these issues must be postmarked or transmitted electronically to the Company no later than fourteen (14) days from the date you receive this letter.

If you have any questions concerning this matter, please contact me at (212) 728-8222.

Sincerely,

Steven J. Gartner

cc: The Topps Company, Inc.
Jack H. Nusbaum

WILLKIE FARR & GALLAGHER LLP

1277609

MESSENGER REQUEST

Client Name		Client Number	Date	Amount
		0 8 6 5 2 2	1/20/06	

Matter Name		Matter Number	Attorney No.	Time of Request	Time Out
		0 0 0 0 1	1 2 4 9 2		

Requested By Manuel Miranda

To: Mr. Timothy E. Brog **C/O:** Pembridge Value Opportunity Fund LP 370 Lexington Avenue, 19th Floor New York, NY 10013	**To:** **C/O:**
To: **C/O:**	**To:** **C/O:**

SPECIAL INSTRUCTIONS

PICK UP ONLY ☐	**ROUNDTRIP** ☐	**RECEIVED BY:** [signature] Signature	DANA DIPERSIA Print Name
TIME REQUIREMENTS	**DELIVER BY:**	**RUSH** ☐	

IF REQUEST IS FOR PICKUP OR ROUND TRIP, PLEASE SEND TWO (2) COPIES.

2503860.1

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 27, 2006

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004

Re: Stockholder Proposal Submitted By Pembridge Value Opportunity Fund LP

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Topps Company, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Pembridge Value Opportunity Fund LP (the "Proponent") which the Proponent intends to present at the Company's 2006 annual meeting of stockholders. In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on December 2, 1991, and the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, as filed with the Secretary of State on December 2, 1991 (collectively, the "Certificate");

(ii) the Restated By-Laws of the Company, as amended through the date hereof (the "By-Laws"); and

(iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein; and (v) that there are no shares of Series A Junior Participating Preferred Stock currently issued and outstanding. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> RESOLVED, that first two sentences of Section 3 of the Company's Restated By-laws be further amended and restated to read in full as follows:
>
> "Section 3. Special Meetings. Special meetings of the stockholders, may be called at any time by (i) the President, (ii) the Chairman of the Board, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies, or (iv) Stockholders holding in the aggregate at least fifteen percent (15%) of all the votes entitled to be cast on any issue proposed to be considered at the special meeting."

DISCUSSION

You have asked our opinion as to whether the Proposal, if adopted by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Proposal, if adopted by the stockholders, would cause the Company to violate the General Corporation Law.

As a general matter, stockholders do not have an inherent right to call special meetings. 8 Del. C. § 211(d). Section 211 of the General Corporation Law provides, in pertinent part, as follows:

> (d) Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

8 Del. C. § 211(d). Thus, unless the certificate of incorporation or the by-laws grant stockholders the power to call special meetings of stockholders, they do not have that right under the General Corporation Law.

The Certificate provides that a special meeting may be called "at any time by the Board of Directors or the Chairman of the Board of Directors. Special meetings of the stockholders of the Corporation may not be called by any other person or persons." Article EIGHTH of the Certificate. Article II, Section 3 of the By-laws is consistent with Article EIGHTH of the Certificate. Thus, neither the Certificate nor the By-laws grant the stockholders of the Company the power to call special meetings of stockholders.

The Proponent proposes to amend Article II, Section 3 of the By-laws to allow the President and the stockholders "holding in the aggregate at least fifteen percent (15%) of all the votes entitled to be cast on any issue proposed to be considered at the special meeting" to call special meetings of the stockholders of the Company. If adopted, the proposed by-law would be contrary to the Certificate, which provides that special meetings of stockholders may be called only the Chairman and the Board of Directors "and may not be called by any other person or persons". Since the Proposal would purport to allow persons other than the Chairman or the Board of Directors to call a special meeting of stockholders, it would conflict with the Certificate. Under Delaware law, a bylaw may not conflict with the certificate of incorporation. 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation...") (emphasis added); Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991) ("[A] corporation's by-laws may never contradict its certificate of incorporation."); Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929) ("The by-laws must succumb to the superior authority of the charter"). Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. Nat'l Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990); see also Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972) (same); Pricket v. American Steel and Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969) (found a by-law amendment adopted by the stockholders void because it conflicted with the charter of the corporation); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 289 (Del. Ch. 1960) ("a by-law which is in conflict with a provision in a certificate of incorporation is invalid"). Thus, since the Certificate currently provides that a special meeting may be called only "by the Board of Directors or the Chairman of the Board of Directors," "and not by any other person or persons", amending the By-laws in accordance with the Proposal to permit persons other than the Chairman and the Board of Directors to call special meetings of stockholders would create a conflict between the Certificate and the By-laws in violation of the General Corporation Law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal, if adopted by the stockholders, would cause the Company to violate the General Corporation Law and be invalid.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/YB

RESTATED CERTIFICATE OF INCORPORATION

OF

THE TOPPS COMPANY, INC.

The undersigned, Arthur T. Shorin and John Perillo, certify that they are the Chairman of the Board of Directors and Assistant Secretary, respectively, of THE TOPPS COMPANY, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), and do hereby further certify as follows:

(1) The name of the Corporation is THE TOPPS COMPANY, INC.

(2) The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 24, 1987.

(3) This Restated Certificate of Incorporation was duly adopted by stockholder written consent in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the "GCL") and the written notice required by Section 228(d) of the GCL has been given to those stockholders of the Corporation who did not consent to such action in writing.

(4) The text of the Certificate of Incorporation of the Corporation as amended hereby is restated to read in its entirety as follows:

<u>FIRST</u>: The name of the Corporation is THE TOPPS COMPANY, INC. (hereinafter the "Corporation").

<u>SECOND</u>: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

<u>THIRD</u>: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

FOURTH: A. The total number of shares of stock which the Corporation shall have the authority to issue is 110,000,000 shares consisting of 100,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

B. Shares of the Preferred Stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation (the "Board of Directors") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-laws of the Corporation. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The initial division of the Board of Directors into classes shall be made by the decision of a majority of the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the 1992 annual meeting of stockholders; the term of the initial Class II directors shall terminate on the date of the 1993 annual meeting of stockholders; and the term of the initial Class III directors shall terminate on the date of the 1994 annual meeting of stockholders. At each annual meeting of stockholders beginning in 1992, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors, howsoever resulting, may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation or the resolution or resolutions adopted by the Board of Directors pursuant to Article FOURTH applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article FIFTH unless expressly provided by such terms.

SIXTH: Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any or all of the directors of the Corporation may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote generally in the election of directors, considered for purposes of this Article SIXTH as one class.

SEVENTH: Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly noticed and called, as provided in the By-laws of the Corporation, and may not be taken by a written consent of the stockholders pursuant to the GCL.

EIGHTH: Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors or the Chairman of the Board of Directors. Special meetings of the stockholders of the Corporation may not be called by any other person or persons.

NINTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article NINTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

TENTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, repeal, alter, amend or rescind the By-laws of the Corporation. In addition, the By-laws of the Corporation may be adopted, repealed, altered, amended or rescinded by the affirmative vote of sixty-six and two-thirds percent (66-2/3%) of the outstanding stock of the Corporation entitled to vote thereon.

ELEVENTH: Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of stock of the Corporation entitled to vote thereon shall be required to amend, repeal or adopt any provision inconsistent with Articles FIFTH, SEVENTH, EIGHTH, NINTH, TENTH, THIRTEENTH and this Article ELEVENTH of this Restated Certificate of Incorporation.

TWELFTH: The Corporation reserves the right to repeal, alter, amend or rescind any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

THIRTEENTH: Any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, incorporator, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, incorporator, employee, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), shall be entitled to be indemnified by the Corporation to the full extent then permitted by law against expenses (including attorneys' fees), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlment incurred by him in connection with such action, suit or proceeding. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Article THIRTEENTH. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, partner, trustee or agent and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by this Article THIRTEENTH shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the By-laws, by any agreement, by vote of stockholders, by resolution of disinterested directors, by provision of law or otherwise.

FOURTEENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this

Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

FIFTEENTH: Election of directors need not be by written ballot unless the By-laws so provide.

IN WITNESS WHEREOF, THE TOPPS COMPANY, INC. has caused its corporate seal to be hereunto affixed and this Restated Certificate of Incorporation to be signed by Arthur T. Shorin, its Chairman of the Board of Directors, and attested by John Perillo, its Assistant Secretary, on this 2nd day of December, 1991.

THE TOPPS COMPANY, INC.

By [signature]
Arthur T. Shorin
Chairman of the Board

ATTEST:

[signature]
John Perillo
Assistant Secretary

RESTATED BY-LAWS

OF

THE TOPPS COMPANY, INC.

(hereinafter called the "Corporation")

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual Meetings. Annual meetings of stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting in accordance with these By-laws. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

Section 3. Special Meetings. Special meetings of stockholders, for any purpose or purposes, may be called by the Board of Directors or the Chairman of the Board of Directors. Special meetings of stockholders may not be called by any other person or persons. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting, and only such business as is stated in such notice shall be acted upon thereat.

Section 4. Advance Notification of Business to be Transacted at Stockholder Meetings. No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 4 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 4.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Assistant Secretary of the Corporation.

To be timely, a stockholder's notice to the Assistant Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder's notice to the Assistant Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names and addresses) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 4; provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 4 shall be deemed to preclude discussion by any stockholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 5. Quorum. Except as otherwise provided by law or by the Restated Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

Section 6. Voting. Unless otherwise required by law, the Restated Certificate of Incorporation or these By-laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Unless otherwise provided in the Restated Certificate of Incorporation, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

ARTICLE III

DIRECTORS

Section 1. Number and Election of Directors. Subject to the rights, if any, of holders of preferred stock of the Corporation, the Board of Directors shall consist of not less than three nor more than fifteen members, the exact number of which shall be fixed from time to time by the Board of Directors. Except as provided in Section 3 of this Article III, directors shall be elected by a plurality of the votes cast at annual meetings of stockholders, and each director so elected shall hold office as provided by Article FIFTH of the Restated Certificate of Incorporation. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.

Section 2. Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Restated Certificate of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2 and on the record date for the determination of stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 2.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Assistant Secretary of the Corporation.

To be timely, a stockholder's notice to the Assistant Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an annual meeting, not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a stockholder's notice to the Assistant Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names and addresses) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

<u>Section 3</u>. <u>Vacancies</u>. Any vacancy on the Board of Directors, howsoever resulting, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

<u>Section 4</u>. <u>Duties and Powers</u>. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Restated Certificate of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders.

<u>Section 5</u>. <u>Meetings</u>. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called

by the Chairman of the Board of Directors or by a majority of the Board of Directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, or personally or by telephone, telegram, telex or similar means of communication on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 6. Quorum; Action of the Board of Directors. Except as may be otherwise specifically provided by law, the Restated Certificate of Incorporation or these By-laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 8. Meetings by Means of Conference Telephone. Members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 8 shall constitute presence in person at such meeting.

Section 9. Committees. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Unless the Board of Directors or such committee shall otherwise provide, regular and special meetings and other actions of any committee shall be governed by the provisions of this Article III applicable to meetings and actions of the Board of Directors. Each committee shall keep regular minutes and report to the Board of Directors when required.

Section 10. Fees and Compensation. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board of Directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 11. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (a) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the

Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (b) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chairman of the Board of Directors and Chief Executive Officer (who must be a director), a President, one or more Vice Presidents, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose Assistant Secretaries, Assistant Treasurers and other officers. Such officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Restated Certificate of Incorporation or these By-laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

Section 2. Election. The Board of Directors at its first meeting held after each annual meeting of stockholders shall elect the officers of the Corporation, who shall be subject to the control of the Board of Directors and shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors, and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors with or without cause. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board of Directors, the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE V

STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (a) by the Chairman of the Board of Directors, the President or a Vice President and (b) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

Section 2. Signatures. Where a certificate is countersigned by (a) a transfer agent other than the Corporation or its employee or (b) a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VI

NOTICES

Section 1. Notices. Whenever written notice is required by law, the Restated Certificate of Incorporation or these By-laws, to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex, cable or facsimile transmission.

Section 2. Waivers of Notice. Whenever any notice is required by law, the Restated Certificate of Incorporation or these By-laws, to be given to any director or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Restated Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII

AMENDMENTS

These By-laws may be altered, amended or repealed, in whole or in part, or new By-laws may be adopted by either the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the outstanding capital stock of the Corporation entitled to vote thereon or by the Board of Directors.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Topps Company, Inc.
Incoming Letter dated February 28, 2006

The proposal would amend the company's by-laws to allow stockholders holding an aggregate of at least 15% of the outstanding shares of the company to call a special meeting of stockholders.

There appears to be some basis for your view that Topps may exclude the proposal under rule 14a-8(f). We note that the proponents appear not to have responded to Topps' request for documentary support indicating that they have satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Topps omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Topps relies.

Sincerely,

Mark F. Vilardo
Special Counsel